Childwise International LLC
Statement of Cash Flows
January through December 2019

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	-25,641.92
Adjustments to reconcile Net Income	
to net cash provided by operations:	
line of credit to ChinaWise	3,805.85
Accounts Payable	16,392.00
Chase Chinawise Visa Card	3,200.86
Chase Global CSR Visa Card	1,214.57
JIng's AMEX	12,047.95
Jing's Bank of America Visa	2,570.19
Jing's Capital One	700.00
Jing's Discover Card	519.77
Jing 5th 3rd Bank Mastercard	2,705.39
Joe's AMEX	20,500.00
Joe's Capital One	3,714.40
Net cash provided by Operating Activities	41,729.06
FINANCING ACTIVITIES	
Member 1 Draws	-38,600.00
Net cash provided by Financing Activities	-38,600.00
Net cash increase for period	3,129.06
Cash at beginning of period	5,175.70
Cash at end of period	**8,304.76**